UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                             SCHEDULE 13G
                           Amendment No. 1

                    Under the Securities Act of 1934

                      Access Pharmaceuticals, Inc.
                      ----------------------------
                           (Name of Issuer)

                      Common Stock, $.01 par value
                     ------------------------------
                     (Title or Class of Securities)

                               00431M209
                            --------------
                            (CUSIP Number)

                           December 31, 2003
         -------------------------------------------------------
         (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

[ ]  Rule 13d-1 (b)
[X]  Rule 13d-1 (c)
[ ]  Rule 13d-1 (d)


                          (Page 1 of 5 Pages)

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CUSIP No. 00431M209               13G/A                   Page 2 of 5 Pages


1  NAMES OF REPORTING PERSONS.
   I.R.S. IDENTIFICATION NOS.
   OF ABOVE PERSONS (ENTITIES ONLY)              Kerry P. Gray

2  CHECK THE APPROPRIATE BOX IF                  (a)  [ ]
   A MEMBER OF A GROUP                           (b)  [X]  Not Applicable

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION          Australian


               5  SOLE VOTING POWER               1,090,292 (including
NUMBER OF                                         879,583 shares
                                                  representing options
SHARES                                            that are currently
BENEFICIALLY                                      exercisable or
OWNED BY                                          exercisable within 60 days)
EACH
REPORTING
PERSON
WITH
               6  SHARED VOTING POWER             16,672

               7  SOLE DISPOSITIVE POWER          1,090,292 (including
                                                  879,583 shares
                                                  representing options
                                                  that are currently
                                                  exercisable or
                                                  exercisable within 60 days)

               8  SHARED DISPOSITIVE POWER        16,672


9  AGGREGATE AMOUNT BENEFICIALLY
   OWNED BY EACH REPORTING PERSON                 1,106,964 (including
                                                  879,583 shares
                                                  representing options
                                                  that are currently
                                                  exercisable or
                                                  exercisable within 60 days)

10 CHECK BOX IF THE AGGREGATE AMOUNT
   IN ROW (9) EXCLUDES CERTAIN SHARES             [ ] Not Applicable

11 PERCENT OF CLASS REPRESENTED
   AMOUNT IN ROW (9)                              7.5%

12 TYPE OF REPORTING PERSON                       IN

CUSIP No. 00431M209               13G/A            Page 3 of 5 Pages


Item 1(a).  Name of Issurer:

Access Pharmaceuticals, Inc., a Delaware corporation (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:

2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207.

Item 2(a).  Name of Person Filing:

Kerry P. Gray.

Item 2(b).  Address of Principal Business Office or, if none, Residence

c/o Access Pharmaceuticals, Inc., 2600 Stemmons Freeway, Suite 176, Dallas, TX 75207.

Item 2(c).  Citizenship

Mr. Gray is a citizen of Australia and a Permanent Resident of the United States.

Item 2(d).  Title of Class of Securities

Common stock, $.01 par value per share (the "Common Stock"), of the Company.

Item 2(e).  CUSIP Number

00431M209

Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b) or (c), check whether the person filing is a:

(a) [  ]  Broker or dealer registered under section 15 of the Act,

(b) [  ]  Bank as defined in section 3 (a) (6) of the Act,

(c) [  ]  Insurance company as defined in section 3 (a) (19) of the Act,

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940,

CUSIP No. 00431M209               13G/A            Page 4 of 5 Pages


(e) [  ]  An investment advisor in accordance with Rule 13d-1 (b) (1) (ii) (E),

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F),

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G),

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act,

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940,

(j) [  ]  Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

If this statement is filed pursuant to 13d-1 (c), check this box:  [X]


Item 4.  Ownership

(a) Amount beneficially owned: 1,106,964, which includes 879,583 shares representing options that are currently exercisable or exercisable within 60 days

(b)  Percent of class:  7.5%

(c)  Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,093,292, which includes 879,583 shares representing options that are currently exercisable or exercisable within 60 days

(ii)  Shared power to vote or to direct the vote: 16,672

(iii) Sole power to dispose or to direct the disposition of: 1,093,292, which includes 879,583 shares representing options that are currently exercisable or exercisable within 60 days

(iv)  Shared power to dispose or to direct the disposition of:  16,672

CUSIP No. 00431M209              13G/A                    Page 5 of 5 Pages

Item 5.  Ownership of Five percent or Less of a Class.

Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.


Item 8.  Identification and Classification of Members of the Group.

Note applicable.


Item 9.  Notice of Dissolution of Group

Note applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Dated:  February 17, 2004                  /s/ Kerry P. Gray
                                          ------------------------
                                           Kerry P. Gray